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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000





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ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of HCW Pension Real Estate Fund Limited Partnership, a Massachusetts limited partnership (the "Partnership"), with its business address located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This Statement relates to a tender offer for units of the Partnership by AIMCO Properties, L.P., a Delaware limited partnership, with its business address located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

ITEM 3.           IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b)      Not applicable.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a) & (b) The information set forth in AIMCO Properties, L.P.'s Offer to Purchase (the "Offer to Purchase"), dated November 24, 1999, under "The Offer -- Section 9. Position of the General Partner of Your Partnership with Respect to the Offer" is incorporated herein by reference. The Offer to Purchase is included as Exhibit (a)(2) to this
         Schedule 14D-9.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender


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                  Offer[s]" and "The Offer -- Section 13. Certain Information
                  Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership is incorporated herein by reference."

         (b)      Not Applicable.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a)&(b)  Not Applicable.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offer to Purchase is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Offer to Purchase, dated November 24, 1999 (Exhibit (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated November 24, 1999, is incorporated herein by reference).

         (a)(2) Letter of Transmittal, (Exhibit (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated November 24, 1999, is incorporated herein by reference).

         (b)      Not Applicable.

         (c)      Not Applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999


                                        HCW Pension Real Estate Fund Limited
                                        Partnership
                                        a Massachusetts limited partnership



                                        By:  HCW GENERAL PARTNER LTD.
                                             its General Partner


                                        By:  /s/ Patrick J. Foye
                                           ------------------------------------
                                             Patrick J. Foye
                                             Executive Vice President



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